Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Grindr Inc. for the registration of common stock, preferred stock, debt securities, warrants, rights, and units and to the incorporation by reference therein of our reports dated March 2, 2026, with respect to the consolidated financial statements of Grindr Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting of Grindr Inc. and Subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California
November 6, 2026